Exhibit 12

CARNIVAL CORPORATION & PLC RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended November 30,
(in millions, except ratios)	2017	2016	2015	2014	2013
Net income	$2,606	$2,779	$1,757	$1,216	$1,055
Income tax (benefit) expense, net	60	49	42	9	(6)
Income before income taxes	2,666	2,828	1,799	1,225	1,049
Fixed charges
Interest expense, net	198	223	217	288	319
Interest portion of rent expense (a)	23	22	23	21	20
Capitalized interest	28	26	22	21	15
Total fixed charges	249	271	262	330	354
Fixed charges not affecting earnings
Capitalized interest	(28)	(26)	(22)	(21)	(15)
Earnings before fixed charges	$2,887	$3,073	$2,039	$1,534	$1,388
Ratio of earnings to fixed charges	11.6x	11.3x	7.8x	4.6x	3.9x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.